Mail Stop 3561

November 8, 2007

Via Fax & U.S. Mail

Mr. Bradley D. Tilden
  Chief Financial Officer
ALASKA AIR GROUP, INC.
19300 International Boulevard
Seattle, Washington 98188

> **Re:** **Alaska Air Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-08957**
>
> **and**
>
> **Alaska Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-19978**

Dear Mr. Tilden:

We have completed our review of your Forms 10-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant